Via Facsimile and U.S. Mail
Mail Stop 6010

October 8, 2008

G. Patrick Corydon
Chief Financial Officer
Baldwin & Lyons, Inc
1099 North Meridian Street
Indianapolis, Indiana   46204

Re: Baldwin & Lyons, Inc.
         Form 10-K for the Year Ended December 31, 2007
         File No. 000-05534

Dear Mr. Corydon:

        We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief